Notice of Exempt Solicitation

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of these filers under the terms of the Rule but is made voluntarily.

March 25 2022

Bristol-Myers Squibb Co.

We are writing to urge Bristol-Myers Squibb Company (“BMY” or the “Company”) shareholders to VOTE FOR ITEM #5 (Chairperson of the Board be an Independent Director) (the “Proposal”) on the Company’s 2022 proxy.

Resolved Clause

RESOLVED: Shareholders request the Board of Directors adopt as policy, and amend the bylaws as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, be an independent member of the Board. This independence policy shall apply prospectively so as not to violate any contractual obligations. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This policy would be phased in for the next CEO transition

In our view, shareholders are best served by an independent board chair who can provide the strongest form of independent oversight. In light of ongoing and significant controversies and legal challenges, a long history of compliance failures, and reputational damage, BMY’s Board should ensure rigorous oversight by adopting best practice governance policies, including an independent board chair.

BMY’s Board should ensure rigorous oversight by adopting best practice governance policies, including an independent board chair.

•	The BMY Board opposes the Proposal by arguing that the presence of a “Lead Independent Director role, as well as our other corporate governance practices, already provide the independent leadership and management oversight requested by this proposal.” However, the Lead Director also sits on other public company boards, as well as several private company and nonprofit boards. The board leadership structure that BMY references has been in place for many years while the company and its shareholders have had to endure litigation, fines, settlements, and reputational damage.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in the Company’s proxy statement.

•	We believe an independent lead director is not an adequate substitute for an independent board chairman. According to the EY Center for Board Matters, lead independent directors “do not command the same authority as a board chair.”[1]

•	According to PWC’s 2019 survey of over 700 directors, 57% of directors surveyed who sit on a board with a chair/CEO say it is difficult to voice dissent. When the chairman and CEO are the same person, there is a greater risk that important questions will not get asked.

•	The Council of Institutional Investors, an authoritative voice on governance matters, supports an independent chair because a “CEO who also serves as a chair can exert excessive influence on the board and its agenda.”

•	There are many places where it is required to separate board chairs and CEOs. For example, the UK Corporate Governance Code states: “The roles of chair and chief executive should not be exercised by the same individual. A chief executive should not become chair of the same company[2].”

•	Separating the chair and CEO positions can reduce this conflict, and an independent chair provides the most transparent separation of power between the CEO and the rest of the board.

•	Proxy advisor Glass Lewis stated in a 2016 report “that shareholders are better served when the board is led by an independent chairman who we believe is better able to oversee the executives of the Company and set a pro-shareholder agenda without the management conflicts that exists when a CEO or other executive also serves as chairman. This, in turn, leads to a more proactive and effective board of directors.”

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1 https://corpgov.law.harvard.edu/2018/11/20/todays-independent-board-leadership-landscape/

2 https://www.frc.org.uk/getattachment/88bd8c45-50ea-4841-95b0-d2f4f48069a2/2018-UK-Corporate-Governance-Code-FINAL.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in the Company’s proxy statement.

•	Litigation and other legal challenges have plagued BMY in recent years, suggesting that board oversight has been lacking. The problems include:
(1)	In October 2021 a $6.4 billion class action lawsuit was filed against the company on behalf of former shareholders of Celgene Corporation who received Contingent Value Rights for violations of the federal securities laws[3].
(2)	In spring of 2021, the public discovered that the Internal Revenue Service (IRS) was claiming more than $1 billion in unpaid taxes from the company as a result of creating an offshore subsidiary in Ireland that the IRS deemed an “abusive tax shelter”. The company did not inform investors of this claim[4]

(3)	In January 2020, BMY reached an "agreement in principle" to settle a 2013 whistleblower lawsuit accusing the company of manipulating the average manufacture price of its drugs in order to underpay Medicaid rebates.

(4)	Their 10-K filed in February 2022 lists at least 20 separate legal proceedings, as well as “several other proceedings”.

•	In 2021, this independent board chair proposal at BMY received a 44% vote in support, showing substantial concern from shareholders.

Vote FOR ITEM #5 to require an independent board chair at Bristol-Myers Squibb Co.

An independent chair is vital to ensure that tough questions of strategy, governance, culture, compliance and risk are being adequately discussed and independently overseen at the board level. By voting FOR item #5, you can send a message to BMY’s board of directors that you value independent board leadership.

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3 https://www.fiercepharma.com/pharma/bristol-myers-will-likely-settle-6-4b-celgene-cvr-suit-at-a-discount-and-here-s-why-analyst

4 https://www.nytimes.com/2021/04/01/business/bristol-myers-taxes-irs.html

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in the Company’s proxy statement.